United States securities and exchange commission logo





                              July 2, 2021

       R. Halsey Wise
       Chief Executive Officer
       AfterNext HealthTech Acquisition Corp.
       301 Commerce St., Suite 3300
       Fort Worth, TX 76102

                                                        Re: AfterNext
HealthTech Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 7,
2021
                                                            CIK 0001865975

       Dear Mr. Wise:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       The Offering
       Payments to insiders, page 38

   1. We refer you to the fourth and sixth bullet points regarding payments. You expect to pay a customary financial
advisor fee, agent fee or consulting fee to TPG Capital BD, LLC and other entities
affiliated with TPG "in an amount that constitutes a market standard fee for comparable
transactions." Please revise to disclose the potential amount payable to
                                                        TPG Capital BD, LLC and
other entities affiliated with TPG. Clarify whether agreements are in place for such
arrangements. Also discuss in necessary detail how you will
                                                        determine the amounts
to be paid as "a finder   s fee, consulting fee or other compensation
                                                        in connection with
identifying, investigating and completing" the initial business
 R. Halsey Wise
FirstName   LastNameR.Acquisition
                       Halsey Wise
AfterNext HealthTech              Corp.
Comapany
July 2, 2021NameAfterNext HealthTech Acquisition Corp.
July 2,2 2021 Page 2
Page
FirstName LastName
         combination, including whether you have a ceiling or a formula for such payments, either individually or in the aggregate. We note the related discussion at page 146 and elsewhere. Lastly, please ensure that any documents providing the details of the fees and all other material compensation arrangements are filed as exhibits.
2. We note that you will be filing as exhibit 10.8 the administrative services agreement with your sponsor. You state at page 39 that "The monthly fees for office space, administrative and support services are higher than what is typical for blank check companies." Please disclose how much of the $50,000 monthly payment is allocated to office space and how much to administrative and support services.
Conflicts of Interest, page 41

3. We note your disclosure that TPG is currently sponsoring four other public blank check companies. Please revise to identify these four other blank check companies and briefly describe the current status of each company.
Summary Financial Data, page 45

4. Please revise to provide "as adjusted" summary financial data in the next amendment.
Use of Proceeds, page 92

5. Revise to disclose how you will use the $1,100,000 of proceeds not held in the trust account.
Dilution, page 97

6.       Please revise to also present dilution per share assuming the
underwriter   s over-allotment
         is exercised in full.
7. We note you disclose negative pro forma net tangible book value of $(11,131,949) or
         $(1.27) per share resulting dilution per share to public investors of $(11.27) per share.
         Please explain how dilution per share to the (new) public investors exceeds the $10.00 per share purchase price of such shares.
Capitalization, page 100

8. We note from your disclosure on page 73 that the warrants you will issue in connection with this offering and the simultaneous private placement will not meet the criteria for equity classification. Please revise the "As Adjusted" column of your Capitalization table to reflect the warrant liability and provide footnote which explains how the fair value of the warrant liability will be determined.
 R. Halsey Wise
AfterNext HealthTech Acquisition Corp.
July 2, 2021
Page 3

        You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameR. Halsey Wise
                                                    Division of Corporation
Finance
Comapany NameAfterNext HealthTech Acquisition Corp.
                                                    Office of Energy &
Transportation
July 2, 2021 Page 3
cc:       Alison A. Haggerty, Esq.
FirstName LastName